UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Michael Flaskey

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 25272T104	13D/A	Page 2 of 4 Pages

1	Names of reporting persons Michael Flaskey
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 25272T104	13D/A	Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Michael Flaskey (the “Reporting Person”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on August 18, 2014 (as so amended, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

This Amendment No. 2 is being filed by the Reporting Person to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 29, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dakota Parent, Inc., a Delaware corporation (“Parent”), and Dakota Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Issuer by Parent in a two-step all cash transaction, consisting of a tender offer (the “Offer”), followed by a subsequent back-end merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. On July 14, 2016, Merger Sub commenced the Offer and, on September 2, 2016, the Offer was consummated and the Merger was effected. Parent and Merger Sub are affiliates of certain funds managed by affiliates of Apollo Global Management, LLC.

In connection with the Offer, the Reporting Person tendered, and Purchaser accepted, an aggregate of 56,500 shares of Common Stock for a purchase price of $30.25 per share, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2016. Pursuant to the Merger Agreement, an aggregate of 75,000 shares of restricted stock held by the Reporting Person were each converted, promptly after the effective time of the Merger (the “Effective Time”), into the right to receive an amount in cash equal to the $30.25 consideration payable in the Merger for each share of Common Stock, without interest and less any applicable withholding tax. Pursuant to the Merger Agreement, each of the options held by the Reporting Person, representing the right to purchase an aggregate of 605,907 shares of Common Stock, was canceled as of the Effective Time and converted into the right to receive a lump-sum cash payment promptly after the Effective Time equal to the product of (i) the number of shares underlying such option and (ii) the excess, if any, of the merger consideration per share over the exercise price per share of such option, without interest and less any applicable withholding tax.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) As a result of the consummation of the Offer and the closing of the Merger described in Item 4 of this Amendment No. 2, none of the Reporting Person or any of the other members of the “group” formed as a result of the Stockholders Agreement beneficially owns, or has any voting power or dispositive power over, any shares of the Issuer.

(c) No transactions in the Common Stock have been effected by the Reporting Person within the past 60 days, except as disclosed under Item 4 of this Amendment No. 2, which disclosure is incorporated herein by reference.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) On September 2, 2016, as a result of the transactions described in Item 4 of this Amendment No. 2 , the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

CUSIP No. 25272T104	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2016

/s/ Jared T. Finkelstein, attorney-in-fact for Michael Flaskey
Jared T. Finkelstein, attorney-in-fact for Michael Flaskey